UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: June 22, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

HELD ON 22 JUNE 2018

The Company announces that the proposed resolutions set out in the notice of the EGM were duly passed by the Independent Shareholders by way of poll at the EGM held on 22 June 2018.

Reference is made to the circular of the Company dated 23 May 2018 (the “Circular”) in relation to, among other things, the following:

(1)	the Datang Pre-emptive Share Subscription Agreement and the Datang PSCS Subscription Agreement;
(2)	the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement; and
(3)	notice of the EGM.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

POLL RESULTS OF THE EGM

The Company announces that the proposed resolutions set out in the notice of the EGM contained in the Circular were duly passed by the Independent Shareholders by way of poll at the EGM held on 22 June 2018.

As at the date of the EGM, the total number of Shares in issue was 4,932,104,431 Shares. The Shareholders and authorised proxies holding an aggregate of 4,921,122,905 Shares, representing 99.777% of the total Shares in issue were present at the commencement of the EGM.

As at the date of the EGM:

(1)

the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 1 in respect of the Datang Pre-emptive Share Subscription Agreement and the Datang PSCS Subscription Agreement  was 4,134,108,309 Shares;

(2)

the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 2 in respect of the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement was 4,192,104,431 Shares;

(3)

the total number of Shares entitling the holders to attend the EGM and abstain from voting in favour of the proposed resolutions as set out in Rule 13.40 of the Listing Rules at the EGM was nil Shares; and

(4)	there were no Shares entitling the holders to attend and vote only against the resolution at the EGM.

As set out in the Circular and in accordance with the Listing Rules, Datang, Datang HK and their associates, being connected persons of the Company in respect of the Datang Subscription and holding 797,996,122 Shares representing approximately 16.18% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution numbered 1.

As set out in the Circular and in accordance with the Listing Rules, as China IC Fund, Xinxin HK and their associates, being connected persons of the Company in respect of the China IC Fund Subscription and holding 740,000,000 Shares representing approximately 15.00% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution numbered 2.

The Company confirms that each of Datang HK, Datang, Xinxin HK, China IC Fund and other associates of Datang and China IC Fund has abstained from voting at the EGM pursuant to the aforesaid arrangements.

The number of Shares represented by votes for and against the respective resolution at the EGM was as follows:

ORDINARY RESOLUTIONS		No. of Votes (%)
		FOR	AGAINST
1.	(a) (b) (c) (d) (e) (f)

To approve, confirm and ratify the Datang Pre-emptive Share Subscription Agreement in relation to the issue of the Datang Pre-emptive Shares and the transactions contemplated thereby.*

To approve the issue of the Datang Pre-emptive Shares to Datang HK pursuant to the terms and conditions of the Datang Pre-emptive Share Subscription Agreement.*

To approve, confirm and ratify the Datang PSCS Subscription Agreement in relation to the issue of the Datang PSCS and the transactions contemplated thereby.*

To approve, subject to the completion of the Datang PSCS Subscription Agreement, the creation and issue of the Datang PSCS to Datang HK pursuant to the terms and conditions of the Datang PSCS Subscription Agreement.*

To authorise the directors of the Company to allot, issue and deal with the Datang Pre-emptive Shares and the Datang Conversion Shares upon exercise of the conversion rights attaching to the Datang PSCS on and subject to the terms and conditions of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement and the Datang PSCS.*

To authorise any director(s) of the Company to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider to be necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement and transactions contemplated thereunder and/or (ii) any amendment, variation or modification of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement and the transactions contemplated thereunder.*

		1,220,488,009 76.5733%	373,394,764 23.4267%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.	(a) (b) (c) (d) (e) (f)

To approve, confirm and ratify the China IC Fund Pre-emptive Share Subscription Agreement in relation to the issue of the China IC Fund Pre-emptive Shares and the transactions contemplated thereby.*

To approve the issue of the China IC Fund Pre-emptive Shares to Xinxin HK pursuant to the terms and conditions of the China IC Fund Pre-emptive Share Subscription Agreement.*

To approve, confirm and ratify the China IC Fund PSCS Subscription Agreement in relation to the issue of the China IC Fund PSCS and the transactions contemplated thereby.*

To approve, subject to the completion of the China IC Fund PSCS Subscription Agreement, the creation and issue of the China IC Fund PSCS to Xinxin HK pursuant to the terms and conditions of the China IC Fund PSCS Subscription Agreement.*

To authorise the directors of the Company to allot, issue and deal with the China IC Fund Pre-emptive Shares and the China IC Fund Conversion Shares upon exercise of the conversion rights attaching to the China IC Fund PSCS on and subject to the terms and conditions of the China IC Fund Pre-emptive Share Subscription Agreement, the China IC Fund PSCS Subscription Agreement and the China IC Fund PSCS.*

To authorise any director(s) of the Company to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider to be necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the China IC Fund Pre-emptive Share Subscription Agreement, the China IC Fund PSCS Subscription Agreement and transactions contemplated thereunder and/or (ii) any amendment, variation or modification of the China IC Fund Pre-emptive Share Subscription Agreement, the China IC Fund PSCS Subscription Agreement and the transactions contemplated thereunder.*

		1,591,651,304 99.8590%	2,247,559 0.1410%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

*The full text of the resolutions above is set out in the Notice of EGM contained in the Circular.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the EGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC
22 June 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

William Tudor Brown

Shang-yi Chiang

Jason Jingsheng Cong

Lawrence Juen-Yee Lau

Fan Ren Da Anthony

* For identification purposes only